December 16, 2019

John V. Sakys
Chief Financial Officer
Mesa Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, CO 80228

       Re: Mesa Laboratories, Inc
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 3, 2019
           File No. 000-11740

Dear Mr. Sakys:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences